# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MIRUM PHARMACEUTICALS, INC., CIK 0001759425
CUSIP: 604749101
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Date of event which requires filing of this statement: 11/01/2025
Amends the filing with accession number 0001193125-19-204056
Filed by CIK 0001720320
Persons authorized to receive notices and communications: Steve R. Bailey, 601 Union Street, Suite 3200, Seattle, Washington (WA), 98101, (206) 621-7200

## Reporting persons
- Frazier Life Sciences IX, L.P. (CIK 0001720320): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS IX, L.P. (CIK 0001782789): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS IX, L.L.C. (CIK 0001782791): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,566,912; sole dispositive power 0; shared dispositive power 3,566,912; aggregate amount beneficially owned 3,566,912 (7.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences X, L.P. (CIK 0001790879): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.P. (CIK 0001790880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS X, L.L.C. (CIK 0001790811): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 168,308; sole dispositive power 0; shared dispositive power 168,308; aggregate amount beneficially owned 168,308 (0.3% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences Public Fund, L.P. (CIK 0001863769): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.P. (CIK 0001879466): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLSP, L.L.C. (CIK 0001879465): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 2,514,947; sole dispositive power 0; shared dispositive power 2,514,947; aggregate amount beneficially owned 2,514,947 (5% of the class)
  Comment: The shares listed in rows 8, 10 and 11 include shares that were acquired from Frazier Life Sciences Public Overage Fund, L.P. pursuant to a merger between Frazier Life Sciences Public Overage Fund, L.P. and Frazier Life Sciences Public Fund, L.P.
  
  The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- Frazier Life Sciences XI, L.P. (CIK 0001911592): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.P. (CIK 0001911580): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- FHMLS XI, L.L.C. (CIK 0001911623): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 544,954; sole dispositive power 0; shared dispositive power 544,954; aggregate amount beneficially owned 544,954 (1.1% of the class)
  Comment: The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025.
- James N. Topper (CIK 0001341382): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,735,220; sole dispositive power 0; shared dispositive power 3,735,220; aggregate amount beneficially owned 3,735,220 (7.4% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represents (i) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (ii) 163,643 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025..
- Patrick J. Heron (CIK 0001365617): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 82,482; shared voting power 3,735,220; sole dispositive power 82,482; shared dispositive power 3,735,220; aggregate amount beneficially owned 3,735,220 (7.6% of the class)
  Comment: The shares listed in rows 8, 10 and 11 represents (i) 5,703 shares of Common Stock held directly by the Reporting Person, (ii) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person, (iii) 3,566,912 shares of Common Stock held directly by Frazier Life Sciences IX, L.P., and (iv) 163,643 shares of Common Stock held directly by Frazier Life Sciences X, L.P.
  
  The percentage listed in row 13 is calculated based on (i) 50,237,647 shares of Common Stock outstanding on August 1, 2025 as set forth in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 6, 2025 and (ii) 76,779 shares of Common Stock that are issuable upon the exercise of options held directly by the Reporting Person.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: MIRUM PHARMACEUTICALS, INC.
Address of issuer's principal executive offices: 989 E Hillsdale Blvd., Suite 300, FOSTER CITY, California (CA), 94404
Comment: This Amendment No. 7 ("Amendment No. 7") to Schedule 13D amends the statement on Schedule 13D filed on July 26 2019 (the "Original Schedule 13D") as amended on April 29, 2020, December 18, 2020, August 16, 2022, April 14, 2023, September 5, 2023 and August 20, 2025 (the "Prior Amendments", and together with the Original Schedule 13D and this Amendment No. 7, the "Schedule 13D"). Except as otherwise specified in this Amendment No. 7, all items in the Original Schedule 13D, as amended by the Prior Amendments, are unchanged. All capitalized terms used in this Amendment No. 7 and not otherwise defined herein have the meanings ascribed to such terms in the Original Schedule 13D, as amended by the Prior Amendments.

## Item 2. Identity and Background
Name of person filing:
The entities and persons filing this statement (collectively, the "Reporting Persons") are:

Frazier Life Sciences IX, L.P. ("FLS IX")
FHMLS IX, L.P.
FHMLS IX, L.L.C.
Frazier Life Sciences X, L.P. ("FLS X")
FHMLS X, L.P.
FHMLS X, L.L.C.
Frazier Life Sciences Public Fund, L.P. ("FLSPF")
FHMLSP, L.P.
FHMLSP, L.L.C.
Frazier Life Sciences XI, L.P. ("FLS XI")
FHMLS XI, L.P.
FHMLS XI, L.L.C.
James N. Topper ("Topper")
Patrick J. Heron ("Heron" and together with Topper, the "Members")
Present principal occupation or employment:
Item 2(c) is hereby amended and restated in its entirety to read as follows:

FLS IX is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS IX, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS IX, L.L.C. is to serve as general partner of FHMLS IX, L.P.

FLS X is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS X, L.P. is to serve as general partner of FLS IX. The sole business of FHMLS X, L.L.C. is to serve as general partner of FHMLS X, L.P.

FLSPF is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLSP, L.P. is to serve as general partner of FLSPF. The sole business of FHMLSP, L.L.C. is to serve as general partner of FHMLSP, L.P.

FLS XI is a venture capital fund concentrating in life sciences and related fields. The sole business of FHMLS XI, L.P. is to serve as general partner of FLS XI. The sole business of FHMLS XI, L.L.C. is to serve as general partner of FHMLS XI, L.P.

The principal business of the Members is to manage FLS IX, FHMLS IX, L.P., FHMLS IX, L.L.C., FLS X, FHMLS X, L.P., FHMLS X, L.L.C., FLSPF, FHMLSP, L.P., FHMLSP, L.L.C., FLS XI, FHMLS XI, L.P., FHMLS XI, L.L.C. and a number of affiliated partnerships with similar businesses.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended to incorporate Item 5(c) hereof and to replace the last paragraph with the following:

The working capital of FLS IX, FLS X, FLSPF and FLS XI was the source of the funds for the purchase of the FLS IX Shares, the FLS X Shares, the FLSPF Shares, and the FLS XI Shares. No part of the purchase price of the FLS IX Shares, the FLS X Shares, the FLSPF Shares, or the FLS XI Shares was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the FLS IX Shares, the FLS X Shares, the FLSPF Shares and the FLS XI Shares.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended to remove references to "FLSPOF" and the "FLSPOF Shares" from the first paragraph.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in Rows 7, 8, 9, 10, 11, and 13 of each Reporting Person's cover page to this Schedule 13D (including the footnotes thereto) is incorporated by reference into this Item 5.

FLSPF directly holds 2,514,947 shares of Common Stock of the Issuer (the "FLSPF Shares"). FHMLSP, L.P. is the general partner of FLSPF and the general partner of FHMLSP, L.P. is FHMLSP, L.L.C., which is managed by an investment committee of four that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLSPF..

FLS IX directly holds 3,566,912 shares of Common Stock of the Issuer (the "FLS IX Shares"). FHMLS IX, L.P. is the general partner of FLS IX and FHMLS IX, L.L.C. is the general partner of FHMLS IX, L.P. Heron and Topper are the members of FHMLS IX, L.L.C. and therefore share voting and investment power over the FLS IX Shares.

FLS X directly holds 168,308 shares of Common Stock of the Issuer (the "FLS X Shares"). FHMLS X, L.P. is the general partner of FLS X and FHMLS X, L.L.C. is the general partner of FHMLS X, L.P. Heron and Topper are the members of FHMLS X, L.L.C. and therefore share voting and investment power over the FLS X Shares.

FLS XI directly holds 544,954 shares of Common Stock of the Issuer (the "FLS XI Shares"). FHMLS XI, L.P. is the general partner of FLS XI and the general partner of FHMLS XI, L.P. is FHMLS XI, L.L.C., which is managed by an investment committee of three that acts by majority vote. Accordingly, no members of such committee are attributed beneficial ownership of the securities directly held by FLS XI.

Except as specifically stated herein, the filing of this Schedule 13D shall not be construed as an admission that any Reporting Person or any of the foregoing is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D or a member of a "group" with any other person.
Transactions in the class effected during the past sixty days: Except as set forth in Item 6 hereof, none of the Reporting Persons has effected any transactions relating to the Common Stock of the Issuer during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Item 4 is hereby amended to remove references to the "FLSPOF Shares".

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: On November 1, 2025, FLSPF and Frazier Life Sciences Public Overage Fund, L.P. ("FLSPOF") entered into a merger agreement, which resulted in FLSPOF merging with and into FLSPF. As a result of the merger, (i) FLSPF acquired 940,573 shares of Common Stock of the Issuer from FLSPOF and (ii) FLSPOF, FHMLSP Overage, L.P., FHMLSP Overage, L.L.C. ceased being Reporting Persons under the Schedule 13D.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement

## Signatures
- Frazier Life Sciences IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P., GP of Frazier Life Sciences IX, L.P. (11/04/2025)
- FHMLS IX, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C., GP of FHMLS IX, L.P. (11/04/2025)
- FHMLS IX, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS IX, L.L.C. (11/04/2025)
- Frazier Life Sciences X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P., GP of Frazier Life Sciences X, L.P. (11/04/2025)
- FHMLS X, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C., GP of FHMLS X, L.P. (11/04/2025)
- FHMLS X, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS X, L.L.C. (11/04/2025)
- Frazier Life Sciences Public Fund, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P., GP of Frazier Life Sciences Public Fund, L.P. (11/04/2025)
- FHMLSP, L.P.: /s/ Steve R. Bailey, Steve R. Bailey, CFO of FHMLSP, L.L.C., GP of FHMLSP, L.P. (11/04/2025)
- FHMLSP, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLSP, L.L.C. (11/04/2025)
- Frazier Life Sciences XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P., GP of Frazier Life Sciences XI, L.P. (11/04/2025)
- FHMLS XI, L.P.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C., GP of FHMLS XI, L.P. (11/04/2025)
- FHMLS XI, L.L.C.: /s/ Steve R. Bailey, By Steve R. Bailey, CFO of FHMLS XI, L.L.C. (11/04/2025)
- James N. Topper: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for James N. Topper, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)
- Patrick J. Heron: /s/ Steve R. Bailey, By Steve R. Bailey, Attorney-in-Fact for Patrick J. Heron, pursuant to a Power of Attorney, a copy of which was filed with the SEC on July 31, 2017 (11/04/2025)